UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

The Goldfield Corporation

(Name of Subject Company)

The Goldfield Corporation

(Names of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

CUSIP 381370105

(CUSIP Number of Class of Securities)

Stephen R. Wherry

Acting Co-Chief Executive Officer

The Goldfield Corporation

1684 W. Hibiscus Boulevard

Melbourne, Florida 32901

(321) 724-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Robert S. Matlin, Esq.

K&L Gates LLP

599 Lexington Avenue

New York, New York 10022

(212) 536-4066

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing contains the following document relating to the proposed acquisition of The Goldfield Corporation, a Delaware corporation (“Goldfield” or the “Company”), by FR Utility Services, Inc., a Delaware corporation (“Parent”), and FR Utility Services Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”), pursuant to the terms of an Agreement and Plan of Merger, dated as of November 23, 2020, by and among Parent, Acquisition Sub and the Company (the “Merger Agreement”):

•	Exhibit 99.1: Email Communication to Vice Presidents with Q&A, dated November 24, 2020

In addition, the information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on November 24, 2020 (including all exhibits attached thereto) is incorporated herein by reference.

Important Additional Information and Where to Find It

The tender offer for the outstanding common stock of Goldfield has not yet commenced. This document and any other materials referenced herein do not constitute an offer to purchase nor a solicitation of an offer to sell shares of Goldfield’s common stock. At the time the tender offer is commenced, Acquisition Sub will file a tender offer statement on Schedule TO and related materials, including an offer to purchase, a letter of transmittal and other offer documents, with the U.S. Securities and Exchange Commission (“SEC”), and Goldfield will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, REGARDING THE TENDER OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO THE TENDER OFFER, THAT SHOULD BE READ BEFORE MAKING A DECISION TO TENDER THE SHARES. These documents (once they become available) will be available free of charge on the SEC’s website at www.sec.gov. These materials may also be obtained by contacting the Company’s Investor Relations department at 1684 West Hibiscus Blvd., Melbourne, FL 32901 or the investor relations section of the Company’s website at https://ir.goldfieldcorp.com/.

Forward-Looking Statements

This filing contains forward-looking statements, including, without limitation, statements relating to the expected benefits of the proposed transaction and the timing of the closing of the proposed transaction. Generally, forward-looking statements can be identified by non-historical statements and often include words such as “forecasts,” “potential,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks” or words of similar meaning, or future-looking or conditional verbs, such as “will,” “should,” “could,” “may,” “might,” “aims,” “intends,” “projects,” or similar words or phrases. You should not place undue reliance on these statements. These statements are based on current expectations, forecasts and assumptions of FR Utility and Goldfield that are subject to risks and uncertainties that could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, the risk that the conditions to the offer or the merger set forth in the Merger Agreement will not be satisfied or waived, including the receipt of regulatory clearances related to the merger; uncertainties as to the timing of the offer and subsequent merger, including that the offer and merger will not close within the anticipated time periods, or at all; uncertainties as to how many Goldfield shareholders will tender their shares in the offer; the risk that competing offers will be made; changes in either companies’ businesses during the period between now and the closing of the proposed transaction; the successful integration of Goldfield into FR Utility’s business subsequent to the closing of the proposed transaction; the risk that the strategic benefits, synergies or opportunities expected from the proposed transaction may not be realized or may take longer than expected to be realized; adverse reactions to the proposed transaction by employees, customers, vendors or strategic partners; dependence on key personnel and customers; management of growth and organizational change; risks associated with litigation; competitive actions in the marketplace; and regulatory actions or delays or government regulation generally, including potential regulatory actions or delays relating to the completion of the proposed transaction; as well as other factors detailed in Goldfield’s filings with the SEC, including Goldfield’s most recent quarterly Form 10-Q filing and Annual Report on Form 10-K for the year ended December 31, 2019, and those updated from time to time in Goldfield’s future reports filed with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that the proposed transaction described in this announcement will be completed on the currently proposed terms or at all at any particular time.

Exhibit Index

Exhibit Number	Description

99.1	Email Communication to Vice Presidents with Q&A, dated November 24, 2020